CEO & CFO on FY13 Results & Outlook
Open Briefing interview with CEO Terry Stinson and CFO Ian Veitch	Orbital Corporation Limited 4 Whipple Street Balcatta WA 6021

In this Open Briefing®, Terry and Ian discuss:

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Strategy refocus brings improved revenue and profit, earnings sustainability

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Comfortable cash position, projected cash flow improvement

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Opportunities in SUAS market

Record of interview:

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Orbital Corporation Limited (ASX: OEC; NYSE Amex: OBT) reported underlying profit of $1.37 million for the year ended 30 June 2013, versus a loss of $3.33 million in the previous year, on revenue of $26.70 million, up 19 percent.  The result reflected a substantial increase in systems sales.  Do you expect these sales to maintain through the financial year?  Do you expect to remain profitable?

CEO Terry Stinson

Orbital’s Systems revenue is made up of sales of Orbital Autogas Systems (OAS), Sprint Gas Australia (SGA), and small unmanned aircraft systems (SUAS) and components supplied from our Perth location.

Sales in our LPG-based businesses (OAS and SGA) were down over the year; however we’re projecting a pick-up in these businesses and improved profitability over the coming year.

Year on year our sales of engines and systems to the SUAS market increased significantly however based on customer feedback, we may have fulfilled our customers’ immediate needs for production SUAS engines.  The requirements for FlexDITM systems should continue through this year, including electronic control modules (with embedded software) and fuel system components.  This change from supplying full engines to supplying engine management systems, fuel system components and spare parts will significantly impact our overall sales, however we’re projecting we’ll remain profitable within our systems sales segment for 2014.

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Reported net profit of $0.36 million for the year included an impairment charge of $1.97 million against the goodwill carried in the OAS and SGA businesses, writing the goodwill down to zero.  Do these businesses remain core to Orbital’s strategy?

CEO Terry Stinson

The Australian LPG retrofit market has taken a real hit over the past few years, however it seems to have stabilised in the last six months.  While many of the significant suppliers in this market have downsized or have gone into administration Orbital has grown market share through this period and we now consider ourselves the largest in the industry, albeit in a smaller market.  We believe that there continues to be profit potential from LPG businesses in Australia.

Does the business remain core to our strategy?  The answer is yes, however not just as an LPG systems supplier, but as a part of a broader gaseous fuels strategy.  Shell, BOC and Wesfarmers are all investing in natural gas filling infrastructure on the east coast for heavy transport applications.  This investment should spur interest in natural gas – compressed natural gas (CNG) for passenger cars and light commercial vehicles, and LNG for heavy transport – as a fuel source for Australia.

The core technology and testing facilities required to develop CNG systems for passenger cars and light commercial vehicles is almost the same as for LPG.  Orbital has already made this investment and we have the technology and systems in place.  Our plan is to build on this to create new markets and growth.

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System Sales booked a result of $2.16 million, up from $0.38 million, on revenue of $23.42 million, up 67 percent.  The result reflected the impact of earnings from SUAS engines and components, offset by reduced earnings in OAS and SGA.  In July Orbital won a contract with a US customer for the development of a production engine for an SUAS worth up to $4.5 million.  How much of this revenue will be booked in the current year and will the contract be profitable over its life?  Are there any indications that the LPG systems market has bottomed?

CEO Terry Stinson

We believe that the LPG market has stabilised and while I can’t predict that this is the bottom, we do not expect anything near the same rate of decline that has been experienced by the market over the past few years.

With regard to the new SUAS customer, approximately two thirds of the revenue from the project will be in this financial year, with the balance in FY2015.  We project that the development contract will be profitable.  This is not however the strategic and most important deliverable from the contract.  With success, this contract would deliver additional production orders in the growing SUAS propulsion market.  We’ve demonstrated we can deliver a profit from the development, manufacture and sale of SUAS engines and components.  Considering the size of the market, I project that this will be very significant part of Orbital over the coming years.

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Synerject, Orbital’s 30 percent owned associate, made a $3.22 million equity contribution to earnings, down 8 percent, reflecting Orbital’s reduced ownership share (down from 42 percent in the previous year).  Synerject’s US dollar earnings continued to grow, up 3 percent to US$8.27 million.  To what extent has Synerject’s recent growth been driven by new products and is the level of growth sustainable?

CEO Terry Stinson

Synerject’s growth was a mix of new product and key market recovery.  The US marine market continues its recovery from the GFC lows and other markets are stable or growing.  The non-automotive EMS market is huge and the next growth market for Synerject is two wheelers in Asia.  Synerject is also moving into high end lawn and garden and utility engine systems.  The unit volumes in these markets are multiples above Synerject’s current sales.

As in the past, Synerject’s key market growth will be driven by environmental emissions legislation.  Taiwan has installed new legislation and India and China are expected to follow, however the timing remains uncertain.  Similarly the utility engine market is huge and also driven by emissions legislation so there is a lot of room for growth.

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Consulting Services booked a segment loss of $2.21 million, compared with a loss of $2.26 million in the previous year, on revenue of $2.06 million, down from $7.13 million.  You’ve continued to cut costs in Consulting Services while transitioning the business to becoming an engineering centre supporting the rest of the Orbital group.  What is the expected cost base of the business as a support centre and will it continue to actively seek external clients?

CEO Terry Stinson

We believe that the engineering resource base is now at about the right size to deliver our strategy.  Included within the Consulting Services segment is more than just the costs of providing consulting services.  A great portion of the costs reported in the segment were monies invested in the development, launch and on-going technical support of the new SUAS engine and components business.  If you look at the Systems Sales business and the Consulting Services business in aggregate, you get a truer reflection of the investment that was required to support the launch of this new product.

We’ll formalise our plan to make engineering a cost centre this year and in future financial reports, will be allocating costs to support each of the business streams.  Orbital engineering will also support R&D projects and the new project associated with the recent Automotive New Markets Program (ANMP) grant.

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The Royalty and Licence result was $0.52 million, up from $0.46 million, on revenue of $1.01 million, up from $0.97 million, reflecting growth in larger horsepower outboard engines in the marine market.  Given Orbital’s transition away from the licensing model to focus on being a systems integrator and provider of products and systems that incorporate your proprietary technology, how long do you see the royalty and licence fee stream lasting and what level of patent protection do you have for your technology?

CEO Terry Stinson

We feel our patent protection is adequate to protect our longer term royalty revenue streams.  Orbital has both internal and external intellectual property support to ensure that our patent portfolio is maintained, ensuring a continuing revenue stream and I don’t see this changing significantly in the foreseeable future.

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Orbital booked net operating cash outflow of $1.72 million for the year, versus outflow of $4.24 million in the previous year, with higher earnings offset by an increase in working capital.  To what extent will sustained operating cash flow improvement depend on a full transition to your new business model?

CFO Ian Veitch

We’ve made a significant investment in delivering our strategy over the past few years, building working capital and commissioning new facilities.  There were also significant cash outflows due to changes in market conditions.  The new business model, in conjunction with the restructuring of the businesses, provides Orbital with a new base and we’re projecting the delivery of a positive operating cash flow for the year.

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As at 30 June 2013, Orbital had cash and equivalents of $7.61 million, up from $5.17 million a year earlier, partly reflecting the sell-down of your holding in Synerject.  Do you believe that this is an adequate cash buffer for the business as you transition to the new business model?

CFO Ian Veitch

Yes, our budgets and projections for the new business model show Orbital returning positive operating cash flows that would be sufficient to fund the investment in working capital required to support production of SUAS engines for our new customer.

ASX Announcement: 28 August 2013/Open Briefing®/Orbital Corporation Limited

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You’ve highlighted the unmanned aerial vehicle market as Orbital’s key target market.  What are the opportunities for Orbital in this market and what is your competitive positioning in the market?

CEO Terry Stinson

The market is growing rapidly and fits with our strategy as a niche system supplier.  Our competitive advantage is FlexDITM.  Using this technology, we can provide our customers with engines and systems that will efficiently combust military grade fuels in small spark ignited engines.  Further, the technology provides very efficient combustion and increases the range of the vehicle, one of the key deliverables for our customers.  Recent forecasts by Teal Group project that the UAV and related systems market will more than double over the next 10 years and expand to US$7.6 billion per year from $3.4 billion at present.

While Orbital has a very small share of the market, there is significant potential for growth for us over the coming years.

This year, Orbital will again be investing in SUAS, this time with a new customer.  Top line will be lower in SUAS; however we expect to maintain our profitability.  Our goal is to sustain the profitability and position Orbital for significant growth in this market over the coming years.

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Thank you Terry and Ian.

For more information about Orbital Corporation Limited, visit www.orbitalcorp.com.au or call Terry Stinson on (+61 8) 9441 2311.

For previous Open Briefings by Orbital, or to receive future Open Briefings by email, visit openbriefing.com

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Endnotes

28 August 2013

ASX Announcement: 28 August 2013/Open Briefing®/Orbital Corporation Limited

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